DIVINE DOG RANCH LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

DIVINE DOG RANCH LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

TABLE OF CONTENTS





Donald Paris
CPA & Consultant

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Divine Dog Ranch LLC
Newburg, Maryland

We have reviewed the accompanying Statements of Assets, Liabilities, and Member Equity - Cash Basis of Divine Dog Ranch LLC (a Limited Liability Company) as of December 31, 2018 and 2017, and the related Statements of Revenues, Expenses and Retained Earnings – Cash Basis for the years ended December 31, 2018 and 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the cash basis of accounting; this includes determining that the cash basis of accounting is an acceptable basis for the preparation of the financial statements in the circumstances. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements in order they be in accordance with the cash basis of accounting. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying Statements of Assets, Liabilities, and Member Equity - Cash Basis nor the related Statements of Revenues, Expenses and Retained Earnings – Cash Basis in order they be in accordance with the cash basis of accounting.

Basis of Accounting

We draw attention to Note A of the financial statements, which describes the basis of accounting. The financial statements have been prepared in accordance with the cash basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America. Our conclusion is not modified with respect to this matter.

Donald S Paris

October 22, 2019

Donald Paris CPA LLC
p. 301.770.4556 • f. 240.238.6637 • c. 301.509.4574
51 Monroe Street • Suite 1901 • Rockville, MD 20850 • donald@donparis.com

DIVINE DOG RANCH LLC
STATEMENTS OF ASSETS, LIABILITIES AND MEMBER EQUITY
CASH BASIS
DECEMBER 31,

		2018		2017
ASSETS				
CURRENT ASSETS				
Cash	$	62,427	$	56,291
Employee Advances		200		-
Inventory		10,596		10,596
Total Current Assets	$	73,222	$	66,887
PROPERTY AND EQUIPMENT, at cost				
Automobiles	$	152,925	$	116,590
Building		50,802		21,802
Equipment		9,155		4,418
Furniture and Fixtures		5,500		5,500
Leasehold Improvements		167,340		167,340
	$	385,722	$	315,650
Accumulated Depreciation		-243,492		- 165,948
Total Property and Equipment	$	142,230	$	149,702
OTHER ASSETS				
Security Deposits	$	9,500	$	9,500
Total Assets	$	224,952	$	226,089

DIVINE DOG RANCH LLC
STATEMENTS OF ASSETS, LIABILITIES AND MEMBER EQUITY
CASH BASIS
DECEMBER 31,

	2018	2017
LIABILITIES		
CURRENT LIABILITIES		
Credit Cards Payable	$ 26,226	$ 34,753
Customer Deposits	149,522	14,049
Notes Payable	23,949	19,453
Other Current Liabilities	2,861	7,289
Related Party Payable	-	21,800
Total Current Liabilities	$ 202,558	$ 97,344
LONG-TERM LIABILITIES		
Notes Payable	$ 104,436	$ 104,617
Total Liabilities	$ 306,994	$ 201,961
MEMBERS' EQUITY		
Members' Equity	$ -82,042	$ 24,128
Total Liabilities and Members' Equity	$ 224,952	$ 226,089

See accompanying independent accountants' review report and notes to the financial statements.

DIVINE DOG RANCH LLC
STATEMENTS OF REVENUES, EXPENSES AND RETAINED EARNINGS
CASH BASIS
FOR THE YEARS ENDED DECEMBER 31,

	2018	2017
SALES	$ 1,610,066	$ 1,608,595
OPERATING EXPENSES		
Automobile Expenses	$ 77,447	$ 58,568
Business Gifts	7,855	4,440
Depreciation	77,544	33,067
Employee Recruiting	13,926	17,117
Insurance	54,391	47,507
Interest	57,495	19,524
Legal and Professional	31,724	25,524
Merchant Services Fees	66,822	53,212
Other Operating Expenses	21,502	23,447
Professional Development	16,396	1,237
Rent	121,850	117,161
Repairs and Maintenance	87,332	68,651
Salaries and Wages	881,736	813,184
Supplies - Clients	34,777	41,685
Supplies – Office	7,787	6,934
Taxes – Payroll	76,144	77,861
Telephone	11,617	7,024
Uniforms	11,117	-
Utilities	18,100	14,234
Veterinary	15,460	13,998
Total Operating Expenses	$ 1,691,022	$ 1,444,375
OPERATING INCOME	$ -80,956	$ 164,220
OTHER INCOME/(EXPENSES)	$ -2,112	$ -627
NET INCOME	$ -83,068	$ 163,593
MEMBERS' EQUITY - BEGINNING	$ 24,128	$ -66,201
MEMBER DISTRIBUTIONS	-23,103	-73,264
MEMBERS' EQUITY - ENDING	$ -82,042	$ 24,128

See accompanying independent accountants' review report and notes to the
financial statements.

DIVINE DOG RANCH LLC
NOTES TO FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Divine Dog Ranch LLC (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and the notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. The accompanying financial statements have been prepared in accordance with the Financial Reporting Framework for Small- and Medium-Sized Entities issued by the American Institute of Certified Public Accountants, which is a special purpose framework and not U.S. generally accepted accounting principles (U.S. GAAP). The accounting principles that compose the framework are appropriate for the preparation and presentation of small- and medium-sized entity financial statements, based on the needs of the financial statement users and cost and benefit considerations.

Nature of Operations and Entity Structure
The Company is a cage free daycare, boarding and training facility for dogs, operating from a 16-acre facility in Newburg, Maryland. This entity is a single-member Maryland Limited Liability Company.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Allowance for Doubtful Accounts
Management has not established an allowance for doubtful accounts, as the Company reports its financial statements utilizing the cash basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with the Financial Reporting Framework for Small and Medium-Sized Entities requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

See accompanying independent accountants' review report and notes to the financial statements.

Basis of Accounting

The Company's policy is to prepare its financial statements on the cash basis of accounting; consequently, certain revenues are recognized when received rather than when earned, and certain expenses and purchases of assets are recognized when cash is disbursed rather than when the obligation is incurred.

Property and Equipment

Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred. Property and equipment, major renewals and improvements are capitalized where the cost exceeds $1,000. Depreciation has been computed using straight-line and accelerated methods over the following assets estimated useful lives:

	Years
Automobiles & Trucks	5
Computer & Telephone Equipment	5 – 7
Furniture and Fixtures	5 – 7
Property Improvement	15

Income Taxes

The Company elected to be taxed on Schedule C, *Profit or Loss from Business*, within the Form 1040, *U.S. Individual Income Tax Return*, of the sole member of this Limited Liability Company. Accordingly, the sole member pays any and all income tax as a result of the taxable income of the Company.

Compensated Absences

It is not the policy of the Company to accrue for compensated absences.

Consolidation and Change In Entity

As a result of formation of Divine Dog Ranch LLC on May 31, 2017, K-9 Divine LLC operations ceased, and as such, all operations began as Divine Dog Ranch LLC. The consolidated results of operations of these entities for the year ended December 31, 2017 is represented herein.

Date of Management Review

Subsequent events have been evaluated by management to the date of this report.

See accompanying independent accountants' review report and notes to the financial statements.

NOTE B – LONG-TERM NOTE OBLIGATIONS

At the balance sheet date, the Company had credit card and financing debt as follows:

		2018
Current Liabilities		
Credit Card Debt	$	26,226
Non-Credit Card Debt		
Lines of Credit		23,949
Automobile Financing		29,366
Other Non-Credit Card Liabilities		2,861
Total Current Liabilities	$	82,402
Long-term Liabilities		
Automobile Financing	$	79,705

Automobile financing costs range from 6.25% to 8.59%, are repaid over a term from 60 to 75 months, and though they are secured by the automobiles, they are not personally guaranteed by the sole member of the Company. All long-term note obligations other than automobile financing is considered by the Company to be a current liability. As of December 31, 2018, future minimum note payments of the Company's automobile debts are as follows:

Years Ending December 31,	
2019	$33,158
2020	35,268
2021	28,038
2022	12,267
2023	5,674
Thereafter	3,453

In order that the Company obtain financing for purchase and construction of a new facility, the Company made payment in full on the Lines of Credit reported on the Company financial statements at December 31, 2018.

As of December 31, 2017, the Company had non-interest bearing debt due a party related to the sole member of the Company. This related party debt was extinguished during the year ended December 31, 2018.

See accompanying independent accountants' review report and notes to the financial statements.

NOTE C – LONG-TERM LEASE OBLIGATIONS

The Company is obligated on an operating lease for its facilities, which was due to expire at the end of September 2019, with a base rental rate of $10,381 per month for the year ended September 30, 2019. The Company and property owner/landlord are currently in discussions in an effort that they might extend the term of this lease. As of December 31, 2018, future minimum lease payments under this operating lease are as follows:

Years Ending December 31,	
2019	$83,047
Thereafter	-

NOTE D – CUSTOMER DEPOSITS

In order that the Company provide more pricing alternatives to its customers, the Company offers its customers the ability to prepay for certain daycare or boarding services to be provided in the future. The Company offers 20-day, 40-day, 80-day or 1-year daycare packages, and 20-nights, 40-nights, 60-nights, and 80-night boarding packages. The deferred revenue portion of these customer deposits as of December 31st is as follows:

	2018	2017
Daycare Customer Deposits	$ 119,683	$ 14,049
Boarding Customer Deposits	29,839	-
Total Customer Deposits	$ 149,522	$ 14,049

See accompanying independent accountants' review report and notes to the financial statements.